UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Pasithea Therapeutics Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70261F103

(CUSIP Number)

David Delaney

Concord Investment Partners Ltd.

60 St. Clair Avenue East, Suite 702

Toronto, ON, M4T 1N5

Canada

(416) 951-9214

Avi Geller

Leonite Capital LLC

1 Hillcrest Center Drive Suite 232

Spring Valley, NY 10977

(845) 517-2340

Eric Shahinian

Camac Partners, LLC

350 Park Avenue, 13th Floor

New York, NY 10022

(914) 629-8496

With a copy to:

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70261F103	13D	Page 2 of 14

(1)	NAMES OF REPORTING PERSONS Concord IP2 Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
0 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 3 of 14

(1)	NAMES OF REPORTING PERSONS Elderhill Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
0 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 4 of 14

(1)	NAMES OF REPORTING PERSONS David Delaney
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
0 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 5 of 14

(1)	NAMES OF REPORTING PERSONS Leonite Capital LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
0 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 6 of 14

(1)	NAMES OF REPORTING PERSONS Leonite Fund I, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
0 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 7 of 14

(1)	NAMES OF REPORTING PERSONS Avi Geller
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
0 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 8 of 14

(1)	NAMES OF REPORTING PERSONS Camac Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
0 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 9 of 14

(1)	NAMES OF REPORTING PERSONS Camac Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
0 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 10 of 14

(1)	NAMES OF REPORTING PERSONS Camac Fund, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
0 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 11 of 14

(1)	NAMES OF REPORTING PERSONS Eric Shahinian
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
0 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

Explanatory Note

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed on June 1, 2022, as amended on June 16, 2022, June 27, 2022, July 27, 2022, August 11, 2022, September 1, 2022, September 2, 2022, November 1, 2022, and December 13, 2022 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) entered into in connection with the transactions contemplated by the Cooperation Agreement, the Issuer repurchased all shares of Common Stock held by the Reporting Persons at a price of $1.0003 per share.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is attached as Exhibit 8 and is incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

The first paragraph under Item 5(a) and (b) is amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4 p.m., Eastern time, on January 10, 2023, the Reporting Persons no longer beneficially owned any shares of Common Stock.

Item 5 (e) is amended and restated as follows:

(e) The Reporting Persons ceased to beneficially own, or be deemed to beneficially own, more than 5% of the Common Stock on January 10, 2023.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated as follows:

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing and Advocacy Agreement.*
2	Letter to the Issuer’s Board of Directors, dated June 1, 2022.*
3	Press release, dated June 23, 2022.*
4	Joinder Agreement, effective as of August 19, 2022.*
5	Press release, dated September 6, 2022.*
6	Cooperation Agreement, dated as of December 9, 2022, by and among Pasithea Therapeutics Corp., Concord IP2 Ltd., Elderhill Corporation, Leonite Capital LLC, Leonite Fund I, LP, Camac Partners, LLC, Camac Capital, LLC, Camac Fund, LP, David Delaney, Avi Geller, and Eric Shahinian.*
7	Press Release, dated December 12, 2022.*
8	Stock Purchase Agreement, dated as of December 21, 2022, by and among Pasithea Therapeutics Corp., Concord IP2 Ltd., Elderhill Corporation, Leonite Capital LLC, Leonite Fund I, LP, Camac Partners, LLC, Camac Capital, LLC, Camac Fund, LP, David Delaney, Avi Geller, and Eric Shahinian.

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

CONCORD IP2 LTD.

	By:	/s/ David Delaney
	Name:	David Delaney
	Title:	President

ELDERHILL CORPORATION

	By:	/s/ David Delaney
	Name:	David Delaney
	Title:	President

/s/ David Delaney
David Delaney

LEONITE CAPITAL LLC

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	CIO

LEONITE FUND I, LP

By: Leonite Advisors LLC, its General Partner

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	Managing Member of the GP

/s/ Avi Geller
Avi Geller

CAMAC PARTNERS, LLC

By: Camac Capital, LLC
its general partner

	By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Managing Member of the GP

CAMAC CAPITAL, LLC

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member

CAMAC FUND, LP

By: Camac Capital, LLC
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

/s/ Eric Shahinian
Eric Shahinian

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all previously unreported transactions with respect to the Common Stock effected in the 60 days preceding January 10, 2023, by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on January 10, 2023.

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Concord	1/10/2023	Sale	191,321	$1.0003	Private Sale(1)
Elderhill	1/10/2023	Sale	36,200	$1.0003	Private Sale(1)
Leonite	12/30/2022	Sale	1,034,702	$1.0003	Private Sale(1)
Leonite Fund	12/30/2022	Sale	154,644	$1.0003	Private Sale(1)
Camac Fund	12/27/2022	Sale	1,788,415	$1.0003	Private Sale(1)

(1) Common Stock sold to the Issuer pursuant to the Stock Purchase Agreement.

Page 14 of 14